ISRAEL BANK OF AGRICULTURE LTD.
                              83, HACHASHMONAIM ST.
                         P.O.B. 20107, TEL-AVIV, ISRAEL
                 PHONE: 03-6841209; FAX. 03-5620173, 03-6841214
                           e-mail: iba@goldmail.net.il

                                                                     May 7, 2006
                                                              & 869

Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F St. N.E
Washington D.C. 20549
U.S.A.

Dear Mr. Walker,

                       Re: Israel Bank of Agriculture Ltd.
                           File No. 002-41957
                           Your letter of April 5, 2006

                    Following are our answers to a.m. letter:

A) The correspondence we submitted via facsimile on March 29, 2006 is sent via EDGAR together with this letter.

B) 1) Please find enclosed the audit opinion of Fibich, Ashkenazi & Co. for the period ended December 31, 2004.

      2) We emphasize that:

            a) The investment of the Bank in its affiliated company on the equity basis of accounting totaled NIS 1,058 (approximately $ 245) thousand only, as of December 31, 2004, while the Bank's Balance Sheet totaled NIS 320,464 (approximately $ 74,388) thousand;

            b) The Bank's share in the net income of that company totaled NIS 33 (approximately $ 8) thousand only, while the Bank's net loss totaled NIS 102,616 (approximately $ 23,820) thousand for the year ended December 31, 2004.

            c) The affiliated company collects debts only.

            d) The Board of Directors of the company decided to terminate its activity by transferring its loan portfolio to its depositors - The State of Israel and The Jewish Agency for Israel.

            e) The company is making arrangements to fulfill the above resolution.

      Considering the information given above and in our letter 654 of March 29, 2006, we hereby request to exempt the Bank from providing any filing.

                                                          Sincerely Yours,

                                                            Yacov Cohen
                                                      Chief Financial Officer

CC. Mr. E. Kulas, Adv., Chairman of the Board of Directors

                         ISRAEL BANK OF AGRICULTURE LTD.
                              83, HACHASHMONAIM ST.
                         P.O.B. 20107, TEL-AVIV, ISRAEL
                 PHONE: 03-6841209; FAX. 03-5620173, 03-6841214
                           e-mail: iba@goldmail.net.il

                                                                  March 29, 2006
                                                            & 654

Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F St. N.E
Washington D.C. 20549
U.S.A.                                                    Fax no. : 202-772-9208

Dear Mr. Walker,

                       Re: Israel Bank of Agriculture Ltd.
                           File No. 002-41957

      Following my conversation with your majesty and Mrs. Fitzgerald, please find hereafter the main information about the Bank:

a)    The Bank is a Government-owned Company.

b) Due to the financial crisis prevailing in the agricultural sector since the mid-nineteen eighties, the Bank accumulated large losses which resulted in a very large deficiency in Capital.

c) In 1992 the Bank was prohibited from receiving deposits from the public or to provide new loans. In fact, the Bank's main activity since then is the restructuring of previous loans and the collection thereof. Currently, the Bank does not have other creditors except for its employees and the State of Israel.

d) In 1993 the Bank of Israel restricted the Bank's license and exempted the Bank from various filings required of banks. On March 2005 it announced the cancellation of the license as of April 1, 2005.

e) On September 2005 the Ministers' Committee for Privatization resolved to privatize the Bank by selling its loan portfolio or transferring it for collection, selling its other assets, dismissing its employees and closing the Bank.

      To the best of our knowledge, the resolution will be implemented after the Elections in Israel on March 28, 2006.

f) 1) The Bank's "C" shares were issued in the USA in 1973. To the best of our knowledge there is no trading activity currently in the USA. As of January 2006, there are only 987 shareholders overseas.

      2) The State of Israel is prepared to acquire the shares from the shareholders at ... 90% of their par value (see the attached document). However, these acquisitions have not yet been completed most likely as a result of technical problems and the lack of awareness by those who hold a small amount of shares. Since the shares were acquired by the holders many years ago maybe it is difficult to identify them.

      3) The Bank has not distributed a dividend since 1999 due to the fact that its activities have not gain any profit.

      4) The shareholders are maintained by Mrs. Connie Adams, Mellon Investor Services.

      Consequently, considering the above information, I would ask you to exempt the Bank from providing any filing.

                                                      Sincerely Yours,

                                                       E. Kulas, Adv.
                                                          Chairman
                                                  of the Board of Directors

CC.   Ms. Margaret Fitzgerald
      Securities and Exchange Commission
      Division of Corporation Finance
      100 F St. N.E.
      Washington, D.C. 20549
      U.S.A.

                                     [LOGO]
          [STAMP]
                              GOVERNMENT OF ISRAEL
                               MINISTRY OF FINANCE

       HARRY LANGMAN
   CHIEF FISCAL OFFICER                                       [STAMP]
FOR THE WESTERN HEMISHERE

                                                         November 24, 2003

The Government of Israel is pleased to announce the appointment of Mellon Investor Services as Redemption Agent for shares/notes of the following:

Israel Bank of Agriculture Ltd.
C Shares - par value $100.-

Industrial Development Bank of Israel
D shares - par value $100.-
DD shares - par value $1000.-

These securities will be repurchased at 90% of per value.

Should you wish to redeem your securities via Mellon Investor Services, please adhere to the following procedures:

Please send your certificate(s) with a letter requesting to redeem to:

Mellon Investor Services
Attn: Ms. Kathy Eismont
85 Challenger Road 4th Floor
Ridgefield Park, NJ 07660

All inquiries concerning the redemptions should be directed to their Customer Service department at 1-888-200-4784.

                                           Sincerely,


                                           /s/ Harry Langman

                                           Harry Langman
                                           Chief Fiscal Office for
                                           The Western Hemisphere

   800 Second Avenue, New York, NY 10017, TEL:(212)499-5710, FAX:(212)499-5715

Fibich, Ashkenazi & Co.
Certified Public Accountants
56, Hamasger st. Tel-Aviv 61571
p.o. box 57141 Tel-Aviv
Tel. 03-5621832
Fax. 03-5622108

                     Auditor's Report to the Shareholders of
               Palestine Agricultural Settlement Association Ltd.

We have audited the accompanying Balance Sheets of Palestine Agricultural Settlement Association Ltd ("the company") as at December 31, 2004 and 2003 and the related statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed under the Auditors' Regulation (Auditor's Mode of Performance 1973). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations, changes in shareholders' equity and cash flows for the two years ended on these dates.

As explained in Note 2b, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date, except for the related statements of operations - Note 1.b.4, are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                                         Fibich, Ashkenazi & Co.
                                             Certified Public Accountants (Isr.)
                                                            /s/ Shlomo Ashkenazi


February 13, 2005